Stevens & Lee
Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000  Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2048
Email: jha@stevenslee.com
Direct Fax:	(610) 371-7960

May 4, 2011

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shiner International, Inc.
Registration Statement on Form S-1
Filed April 1, 2011
File No. 333-172455

Dear Ladies and Gentlemen:

On behalf of Shiner International, Inc. (the “Company”), we respond as follows to the comment letter dated April 18, 2011 (the “Comment Letter”) of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above-captioned Registration Statement on Form S-1 (the “Form S-1”).  Page references in our responses correspond to the present versions of the Form S-1 or the Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), as appropriate.  Copies of Form S-1 and Form 10-K have been marked to note the changes from the filings made on March 31, 2011 (however, the page references to the section headings taken from the Staff’s Comment Letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments in italics below and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Form S-1

Cover Page of the Prospectus

1.	Please remove the last sentence of the first paragraph.

The Company has removed the last sentence of the first paragraph as requested by the Staff.

Securities and Exchange Commission	Page 2
May 4, 2011

Interest of Named Experts, page 13

2.	Please revise the second paragraph to state the correct periods audited by your independent registered public accountants.

The Company has revised the second paragraph under the heading “Interest of Named Experts” on page 14 to state that its audited financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009 were audited by the Company’s independent registered public accountants.

Incorporation of Documents by Reference, page 13

3.	Please revise the second bullet to read “Our Annual Report on Form 10-K.”

The Company has revised the second bullet under the heading “Incorporation of Documents by Reference” on page 13 to read “Our Annual Report on Form 10-K for the year ended December 31, 2010, filed on March 31, 2011, as amended by Amendment No. 1, filed on May 2, 2011.”

Selling Stockholders, page 8

4.
We note your response to comment 19 of our letter dated March 23, 2011.  Please revise footnote 9 of the Selling Stockholders table to disclose the natural person or persons having sole or shared voting and investment control over the securities held by Lake Street Fund, LP. For further guidance, please refer to Question 140.02 of the Regulation S-K Compliance & Disclosure Interpretations, which are available on our website. Further, because First Wilshire is a broker-dealer and has sole voting and dispositive power with respect to the shares held by Lake Street Fund, LP, please name First Wilshire as an underwriter in this offering.

The Company has been advised that First Wilshire does not have voting or dispositive power with respect to the shares held by Lake Street Fund, LP.  Footnote 9 of the Selling Stockholders table on page 11 has been revised to read in full as follows (revised language in italics):

Includes 50,000 shares issuable upon the exercise of warrants acquired by Lake Street Fund, LP (“Lake Street”) in connection with the private placement transaction. Scott Hood and Fred Astman have shared voting and dispositive power over the shares held by Lake Street.  As a result of the foregoing, Messrs. Hood and Astman may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the shares of common stock beneficially owned by Lake Street.  Lake Street acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.

As a result of the foregoing, the Company believes that the current language on page 12 in the “Plan of Distribution” section is accurate.

Securities and Exchange Commission	Page 3
May 4, 2011

Item 17. Undertakings, page II-4

5.
We note your response to comment 22 of our letter dated March 23, 2011.  Please revise to include only those undertakings applicable to your offering as required by Item 512 of Regulation S-K.  Specifically:

•
Remove current paragraphs (4) including sections (i) - (iv) which begins “That, for the purpose of determining liability . . .”, and (5) since these are generally not used for resale registration statements; and

•	Add language pursuant to Item 512(a)(5)(ii).

The Company has revised the disclosure under the heading “Undertakings” beginning on page II-4 as requested by the Staff.

Legal Opinion, Exhibit 5.1

6.
We note that the legal opinion refers to the amended and restated articles of incorporation as set forth in Exhibit 3.1, Please have counsel revise its opinion to refer to the amended and restated articles of incorporation as set forth in Exhibit 3.3. Please refer to your March 31, 2011 response to comment 21 of our letter dated March 23, 2011.

Our legal opinion has been revised to refer to the Company’s “Amended and Restated Articles of Incorporation of the Company, as set forth in Exhibit 3.3 to the Company’s Current Report on Form 8-K (File No. 0001-33960) filed with the U.S. Securities and Exchange Commission (“SEC”) on July 27, 2007.”

7.	Please revise the opinion to reflect that the shares being offered for resale have been legally issued.

The penultimate paragraph of our legal opinion has been revised to read in full as follows (revised language in italics):

Based upon our review of the foregoing, it is our opinion that the shares of Common Stock to be offered and sold by the Selling Stockholders, to the extent currently outstanding, have been duly authorized and legally issued by the Company and are fully paid and nonassessable, and to the extent issuable upon exercise of the Warrants held by the Selling Stockholders, when issued in accordance with the exercise provisions of such Warrants, will be duly authorized and legally issued by the Company and will be fully paid and nonassessable.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

8.
Please be advised that you must either file your definitive proxy statement or amend your Form 10-K for the fiscal year ended December 31, 2010 to include Part III information and clear any outstanding Staff comments on your Form 10-K and proxy statement before you may request to accelerate the effectiveness of your registration statement.  See Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations which is available on our website and may be found at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Securities and Exchange Commission	Page 4
May 4, 2011

The Company has included Part III information in the amendment to its Form 10-K filed with the SEC on May 2, 2011.

9.
We note that you conduct substantially all of your operations outside of the United States.  In addition, your risk factor on page 27 states that “most of our middle and top management staff are not educated and trained in the Western system, and we may have difficulty hiring new employees in the PRC with experience and expertise relating to U.S. GAAP and U.S. public-company reporting requirements.”  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

In connection with your process to determine that your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.  If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Please clarify how you maintain your books and records and prepare your financial statements.

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The underlying books and records of the Company’s Chinese subsidiaries are not maintained in accordance with US GAAP.  However, the books and records of Shiner International, Inc. are maintained in accordance with US GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The detailed books and records of the Company’s Chinese subsidiaries are maintained in accordance with Peoples Republic of China (PRC) accounting standards. Adjustments to US GAAP are prepared based on identification of differences between the PRC and US standards by the Company’s US certified public accountant (“US CPA”) who prepares the Company’s SEC reports and financial statements (see below). As explained below, The US CPA has extensive US GAAP knowledge and experience, including over nine years with a Big 4 accounting firm.

Securities and Exchange Commission	Page 5
May 4, 2011

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

The Company’s chief financial officer (“CFO”) supervises the preparation of, reviews and approves, the trial balances and provides additional schedules and information requested by Pickard & Green CPAs (the “US CPA”) related to SEC disclosures and drafting of the MD&A.  She is also responsible for overseeing the preparation of internally prepared financial statements.

The Company then submits the trial balances to the US CPA.  Once submitted to the US CPA, the financial statements are prepared by the US CPA in accordance with US GAAP and submitted to the CEO, CFO and audit committee for review and approval prior to filing with the SEC.

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

The Company’s CFO graduated from Hainan Supply and Marketing School in 1981 with a Bachelor's Degree in Accounting. She received an advanced certificate of MBA studies from Renmin University in 2004.  She has extensive knowledge of PRC accounting standard, but limited knowledge of US GAAP.

•	the nature of his or her contractual or other relationship to you;

The Company has entered into an employment agreement with the CFO. The terms of this employment agreement generally provides that the employment relationship must comply with the laws and regulations of the People's Republic of China.  The agreement does not specifically provide any payments in the event of a change in control of the Company or the executive’s termination, other than payments that may be required pursuant to Chinese labor laws.  The CFO is further subject to a two-year non-compete under her employment agreement.  The non-compete prohibits her from working for any other organization which provides the same kind of products or services as the Company and from competing with the Company for its employees and customers.

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

The Company’s CFO has been licensed as a Chinese Semi-Senior Accountant since 1997.

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Securities and Exchange Commission	Page 6
May 4, 2011

The Company’s CFO has almost 30 years experience in accounting and finance. She has been the Company’s Corporate Controller and Chief Financial Officer since 2007 and was the Chief Financial Officer of the Company’s predecessor, Sino Palace Holdings Limited, from April 2004 to July 2007. She worked at Hisense Company Limited as Chief Financial Officer from 1996 to December 2003. From 1990 to 1996, the CFO worked as an accounting manager at Hainan Hisense Group and was the accounting manager in Hainan WenChang Foreign Trade Co. from 1981 to 1990.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

The Company has retained the US CPA - a U.S. certified public accounting firm, Pickard & Green, CPAs, to prepare its US GAAP financial statements and to assist the Company with its financial disclosures.  The US CPA’s address is 28382 Constellation Road, Valencia, California 91355.

•	the qualifications of their employees who perform the services for your company;

Mr. Kevin Pickard, a name partner in the US CPA, is directly responsible for preparing the Company’s US GAAP financial statements. Mr. Pickard has practiced as a CPA for over 22 years and is licensed in the states of California, Arizona and North Carolina.  Mr. Pickard is assisted by other personnel in his office who are CPAs licensed in the State of California.

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

Mr. Pickard is a CPA and has over 22 years of experience working with various U.S. accounting firms, including an international accounting firm (Big 4) for more than nine years. Mr. Pickard also has extensive experience supervising, planning and performing financial statement audits and reviews for public and private companies, preparing financial statements and related footnote disclosures and special reports, and preparing corporate, partnership and personal income tax returns. Mr. Pickard has a strong background in accounting systems and financial operations reporting in a variety of industries. Pickard & Green, CPA also currently provides similar services to several U.S. publicly listed companies.

•	how many hours they spent last year performing these services for you; and

For the preparation of financial statements for the year ended December 31, 2010, and the preparation of financial statements for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, and assisting with preparation of the Forms 10-K and 10-Q, Pickard & Green, CPA spent approximately 210 hours.

Securities and Exchange Commission	Page 7
May 4, 2011

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Pickard & Green was paid $30,000 in 2010 for the services described above.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company does not retain individuals who fall into this category.

Please tell us if you have an audit committee financial expert. If so, please describe the qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

The Company has an audit committee financial expert that serves as Chairman of the audit committee – Mr .Michael Antonoplos.  Mr. Antonoplos has served as a board member and owner of a privately held company with revenues of about $50M.  The company was “packaged” for sale to a large publically traded company ($350M).  Mr. Antonoplos was tasked with integrating the private company with the public entity and coordinating the accounting functions of the two entities.  He oversaw the implementation of the private company’s internal control procedures, working closely with the company’s chief financial officer, accountant and auditor and their respective counterparts in the acquiring company.

Additionally, Mr. Antonoplos was the CEO, board member and chief accounting officer for a small publically traded company with operations in the Philippines and China.  He oversaw the preparation, approval and submission of SEC filings on behalf of the company for ten (10) reporting periods.  His responsibilities included but were not limited to:

•	Supervision of the process of preparing the U.S. GAAP financial statements and management reporting information;

•	Presentation of the quarterly U.S. GAAP results to management and the Board;

•	Interacting with banks and financial advisors of the company to explain results of the Information reported in U.S. GAAP financial statements;

Securities and Exchange Commission	Page 8
May 4, 2011

•	Communicating with the company's external auditors; and

•	Ensuring that any changes in U.S. GAAP regulations were incorporated into the company's accounting policies.

Further, for a period of about four (4) years, Mr. Antonoplos led a group on the East Coast that provided corporate advisory/consultation to Fortune 500 companies in the appropriate integration of  their real estate implementation strategy with their overall business strategy, In this regard, he interacted routinely with CFOs and financial personnel.

Competition. page 11

10.
We note disclosure in the second paragraph that “a certain level of annual sales is guaranteed to us from the government of China.”  In future filings, please quantify this amount and discuss these arrangements in greater detail.

The Company acknowledges that, in future filings, it will quantify and further discuss the annual sales guaranteed to it from the government of China as requested by the Staff.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 37

11.
We note that the increase in revenue was primarily caused by an increase in domestic product volume and an improvement in sales prices.  Please expand your discussion to quantify the impact that changes in volume and selling price had on your sales from period-to-period.

The Company has expanded the discussion on the change in revenue to include the impact of the changes in volume and sales price on sales period to period as requested by the Staff.

12.
Please expand your disclosure to address the main cost drivers affecting your cost of goods sold, how these costs have impacted your gross profit for the periods presented, and management’s expectation of how these costs will impact future results.  Your disclosure should quantify the fluctuations in the price of petroleum costs and other significant raw materials and the extent to which your gross profit has been impacted by changes in the price of these raw materials during the periods presented.

The Company has expanded the discussion on cost of goods sold to address the main cost drivers and how the fluctuation of petroleum costs impact our gross profits as requested by the Staff.

13.
Please revise your MD&A to provide a discussion of the income statement line items that comprise each of your segments’ measure of profit or loss, and quantify and explain any material fluctuations from period-to-period.  We previously issued this comment in our letter dated July 10, 2009.  Refer to sections 501.06.a and 501.12 of the Codification of Financial Reporting Policies.

Securities and Exchange Commission	Page 9
May 4, 2011

The Company has expanded the MD&A to discuss the income statement line items (principally revenue and cost of goods sold) that comprise each segment’s profitability.

Liquidity and Capital Resources, page 39

Cash Flows, page 39

14.
On page 33 you discuss the building of a new tobacco film production line to be completed in the second quarter of 2011.  Please revise your liquidity disclosure to discuss how much this production line was estimated to cost, how much you expended in 2010, and how much remains to be expended in 2011 and beyond. In addition, please tell us where amounts spent on this project have been classified on your statements of cash flows for the periods presented.  Also, please tell us the relationship between this production line and the new manufacturing workshop disclosed under Construction-in-Progress and Government Grants on page F-9, if any.

The Company has expanded its discussion in the liquidity section under “cash flows” to state the estimated cost of the new building and how much was expended in 2010.  The amount expended in 2010 was included in “payments for property and equipment” in the investing section of the statement of cash flows.

In October 2009, the Company received a government grant for this new building of approximately $4.3 million from the Hainan Province Finance Bureau (“HPFB”).  The Company is required to provide detailed expenses of the construction project to the HPFB.  At the end of the project, the government will determine if the funds were used in accordance with the grant.  Currently, the $4.3 million government grant was recorded in “Other payables.”  If the government determines that the funds have been used for their intended purpose, the amount of the government grant will then be amortized into other income over the useful life of the building.

Assets, page 39

15.	Please tell us how much of your accounts receivable balance was collected by you subsequent to December 31, 2010.

The Company has collected approximately $8.0 million of the December 31, 2010 accounts receivable balance in 2011.

Item 15.  Exhibits, Financial Statement Schedules, page 46

General

16.
You indicate in the risk factor on page 31 that “the ability of our Chinese operating subsidiaries to pay dividends may be restricted due to foreign exchange control and other regulations of China.”  Given these restrictions, please demonstrate to us how you determined that condensed financial statements of your holding company are not required under Rule 12-04 of Regulation S-X.  Additionally, to the extent applicable, please provide the disclosures required by Rule 4-08(e) of Regulation S-X.

Securities and Exchange Commission	Page 10
May 4, 2011

The Company has added Note 15 to the “Notes to Financial Statements” to disclose the condensed financial statements of our holding company as required by Rule 12-04 of Regulation S-X. Additionally, the Company has provided the disclosures required by Rule 4-08(e) of Regulation S-X.

Consolidated Balance Sheet. page F-2

17.	Please tell us where you have classified the advance for the purchase of equipment on your statement of cash flows.

The amount paid for advances for the purchase of equipment has been included as part of “payments for property and equipment” in the investing section of the statement of cash flows.

Consolidated Statements of Cash Flows, page F-5

18.
Please revise your statements of cash flows to present the repayment and proceeds from short-term loans at either their gross amounts, or net of each other, for the periods presented, on a consistent basis.

The Company has revised the statement of cash flows to show the gross proceeds and gross repayment of short-term loans.

Note 1 - Organization and Basis of Presentation, page F-6

Organization and Line of Business, page F-6

19.
Please tell us and revise your disclosure to state how you accounted for the acquisition of the assets of Shiny-day and Modern by Shiner Industrial in 2009 and how the liabilities of each of these entities were treated in these transactions.

The Company accounted for the transfer of the assets and liabilities of Shiny-day and Modern in 2009 at historical cost with no gain or loss being recognized.

Noncontrolling Interest, page F-6

20.
We note that on September 20, 2010 you commenced operations of Shanghai Juneng Functional Film Company, Ltd. with Shanghai Shifu Film Material Co., Ltd. holding a 30% noncontrolling interest in this entity.  Since Shanghai Juneng is a 70%-owned subsidiary of your company, this entity would not be characterized as a joint venture, as defined in FASB ASC 323-10-20.  In this regard, please revise your references to Shanghai Juneng, throughout your registration statement on Form S-1 and in your Form 10-K for the fiscal year ended December 31, 2010, to state that the recently created entity is a majority-owned subsidiary of the company that is consolidated, rather than a joint venture.  Alternatively, please advise us if our understanding is not correct.

The Company has revised the disclosure throughout the Form S-1, Form 10-K and its financial statements relating to Shanghai Juneng Functional Film Company Ltd. to describe this entity as a “majority-owned subsidiary” rather than a “joint venture.”

Securities and Exchange Commission	Page 11
May 4, 2011

Note 2 – Summary of Significant Accounting Policies page F-7

Basic and Diluted Earnings Per Share, page  F-11

21.	Please revise your note to provide the disclosure required by FASB ASC 260-10-50-1(c).

The Company has expanded to basic and diluted earnings per shares disclosure to include a description of the terms and conditions of the securities that could potentially dilute EPS in the future even though such securities were anti-dilutive for 2009 and 2010.

Note 6 - Stockholders’ Equity, page F-14

Common Stock, page F-14

22.	Please revise your note to disclose the material terms of the warrants issued in December 2010 and how you have accounted for these warrants in your financial statements.

Note 6 has been expanded to state that the 521,664 warrants issued to investors in December 2010 were valued using the Black Scholes Option Pricing Model. The aggregate value of the warrants was $370,630 which has been allocated between the warrants and common stock and recorded as additional paid in capital.

Note 7 - Stock Options and Warrants, page F-15

23.
Your table indicates that 60,000 options were outstanding at December 31, 2010.  However, on page F-11, in your accounting policy on stock-based compensation, you state that 30,000 options were outstanding at the same date.  Please revise or advise.

The Company has revised the disclosure on page F-11 to correctly state that 60,000 options were outstanding at December 31, 2010.

Note 8 - Income Taxes, page F-17

24.	Please explain to us how you have complied with the disclosure provisions required by FASB ASC 740-10-50.

The Company has expanded Note 8 to include the disclosures required by ASC 740-10-50.

Note 13 - Segment Information, page F-19

25.
Please tell us what information and/or reports your CORM uses to evaluate performance and allocate resources for the company.  Additionally, please demonstrate to us how you determined that the BOPP tobacco films, coated films and color printing products, which have been aggregated into a single segment, are similar.  See FASB ASC 280-10-50 for guidance.

Securities and Exchange Commission	Page 12
May 4, 2011

The Company’s finance department prepares a quarterly report that the CODM uses in evaluating the performance of each business segment.  The report compares quarterly information by segment and product type.  The financial information on the report contains revenue (both $ and quantity), costs of goods sold and gross margin for each segment and product.  The above information (revenue, cost of goods sold and gross margin) is further broken down into domestic (China) and international.

During 2010, the Company reclassified its business segments into flexible packaging and advanced film. Flexible packaging includes bags, envelopes, pouches, sachets, wraps, etc., made of easily yielding materials such as film, foil, or paper sheeting which, when filled and sealed, acquires a pliable shape. Tobacco film, coated film and color printing all belong to flexible packaging. Therefore, the Company effectively reclassified three kinds of films previously identified as different segments into the flexible packaging segment.  Advanced film encompasses products that are created for specialty niche purposes and are developed using the Company’s proprietary material science technologies and intellectual property.   Currently, this segment consists of anti-counterfeiting film.

26.	Please revise your document to also disclose revenue by product as provided in FASB ASC 280-10-50-40.

The Company has expanded Note 14 to disclose revenue by product.

Exhibits 31 and 32

27.
We remind you that an amendment to your Form 10-K must include currently dated certifications that refer to the amended form.  In addition, please revise the name and title listed on Exhibits 31.2 and 32.2 to correctly state the printed name and title of your Acting Chief Financial Officer.

Amendment No. 1 to the Form 10-K includes currently dated certifications that refer to the amended form.  Additionally, Exhibits 31.2 and 32.2 refer to Ms. XueZhu Xu, the Company’s Interim Chief Financial Officer.

Thank you for your attention to this matter.  We look forward to working with the Commission to resolve and address these comments expeditiously.

Very truly yours,

STEVENS & LEE

/s/ Jacquelyn A. Hart

Jacquelyn A. Hart

cc:	Mr. Qingtao Xing
William W. Uchimoto, Esq.